Exhibit 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	Notes	2010	2009
Revenues		3,140	3,131
Operating expenses	5	(2,412)	(2,367)
Depreciation		(138)	(129)
Amortization of computer software		(141)	(140)
Amortization of other intangible assets		(129)	(119)
Other operating gains, net		1	-
Operating profit		321	376
Finance costs, net:
Net interest expense	6	(93)	(96)
Other finance costs	6	(63)	(23)
Income before tax and equity method investees		165	257
Share of post tax earnings in equity method investees		-	1
Tax expense	7	(31)	(69)
Earnings from continuing operations		134	189
Earnings from discontinued operations, net of tax		-	4
Net earnings		134	193
Earnings attributable to:
Common shareholders		127	190
Non-controlling interests		7	3

Earnings per share:	8
Basic earnings per share:
From continuing operations		$0.15	$0.22
From discontinued operations		-	0.01
Basic earnings per share		$0.15	$0.23

Diluted earnings per share:
From continuing operations		$0.15	$0.22
From discontinued operations		-	0.01
Diluted earnings per share		$0.15	$0.23

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009
Net earnings	134	193
Other comprehensive income (loss):
Net gain (loss) on cash flow hedges	38	(42)
Net (gain) loss on cash flow hedges transferred to earnings	(57)	25
Foreign currency translation adjustments to equity	(331)	(326)
Foreign currency translation adjustments to earnings	(6)	(8)
Actuarial (losses) gains on defined benefit pension plans, net of tax(1)	(3)	40
Other comprehensive loss	(359)	(311)
Total comprehensive loss	(225)	(118)

Comprehensive income (loss) for the period attributable to:
Common shareholders	(232)	(121)
Non-controlling interests	7	3

(1)	The related tax benefit was $1 million and the related tax expense was $17 million for the three months ended March 31, 2010 and 2009, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)
(millions of U.S. dollars)	Notes	March 31, 2010	December 31, 2009
ASSETS
Cash and cash equivalents		828	1,111
Trade and other receivables		1,716	1,742
Other financial assets	9	76	76
Prepaid expenses and other current assets		805	734
Current assets		3,425	3,663
Computer hardware and other property, net		1,447	1,546
Computer software, net		1,502	1,495
Other identifiable intangible assets, net		8,486	8,694
Goodwill		17,879	18,130
Other financial assets	9	433	383
Other non-current assets	10	660	649
Deferred tax		13	13
Total assets		33,845	34,573

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	9	1,002	782
Payables, accruals and provisions	11	2,213	2,651
Deferred revenue		1,286	1,187
Other financial liabilities	9	138	92
Current liabilities		4,639	4,712
Long-term indebtedness	9	6,690	6,821
Provisions and other non-current liabilities	12	1,864	1,878
Other financial liabilities	9	29	42
Deferred tax		1,719	1,785
Total liabilities		14,941	15,238

Equity
Capital	13	10,218	10,177
Retained earnings		10,443	10,561
Accumulated other comprehensive loss		(1,827)	(1,471)
Total shareholders’ equity		18,834	19,267
Non-controlling interests		70	68
Total equity		18,904	19,335
Total liabilities and equity		33,845	34,573

Contingencies (note 16)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended March 31,
(millions of U.S. dollars)	Notes	2010	2009
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		134	193
Adjustments for:
Depreciation		138	129
Amortization of computer software		141	140
Amortization of other intangible assets		129	119
Deferred tax		(38)	9
Loss from redemption of debt securities	6	62	-
Other	14	80	59
Changes in working capital and other items	14	(431)	(394)
Operating cash flows from continuing operations		215	255
Operating cash flows from discontinued operations		(6)	(4)
Net cash provided by operating activities		209	251
INVESTING ACTIVITIES
Acquisitions, less cash acquired	15	(63)	(20)
Proceeds from other disposals		14	-
Capital expenditures, less proceeds from disposals		(214)	(198)
Other investing activities		(1)	(1)
Investing cash flows from continuing operations		(264)	(219)
Investing cash flows from discontinued operations		-	22
Net cash used in investing activities		(264)	(197)
FINANCING ACTIVITIES
Proceeds from debt	9	491	609
Repayments of debt	9	(471)	(3)
Net repayments under short-term loan facilities		-	(10)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	13	(231)	(228)
Other financing activities		(6)	(2)
Net cash (used in) provided by financing activities		(218)	365
Translation adjustments on cash and cash equivalents		(10)	(9)
(Decrease) increase in cash and cash equivalents		(283)	410
Cash and cash equivalents at beginning of period		1,111	841
Cash and cash equivalents at end of period		828	1,251

Supplemental cash flow information is provided in note 14

Interest paid		(149)	(157)
Interest received		1	3
Income taxes paid		(65)	(28)

Amounts paid and received for interest and taxes are reflected as operating cash flows in the consolidated statement of cash flow. Interest paid is net of debt related hedges.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCI”)	Non- controlling interests	Total
Balance, December 31, 2009	9,957	220	10,177	10,561	(33)	(1,438)	(1,471)	68	19,335
Comprehensive income (loss) (1)	-	-	-	124	(19)	(337)	(356)	7	(225)
Distributions to non-controlling interest	-	-	-	-	-	-	-	(5)	(5)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(241)	-	-	-	-	(241)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	10	-	10	-	-	-	-	-	10
Effect of stock compensation plans	37	(6)	31	-	-	-	-	-	31
Balance, March 31, 2010	10,004	214	10,218	10,443	(52)	(1,775)	(1,827)	70	18,904

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCI	Non- controlling interests	Total
Balance, December 31, 2008	3,050	6,984	10,034	10,650	21	(2,289)	(2,268)	72	18,488
Comprehensive income (loss) (2)	-	-	-	230	(17)	(334)	(351)	3	(118)
Distributions to non-Controlling interest	-	-	-	-	-	-	-	3	3
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(232)	-	-	-	-	(232)
Shares issued under DRIP	4	-	4	-	-	-	-	-	4
Effect of stock compensation plans	33	(18)	15	-	-	-	-	-	15
Balance, March 31, 2009	3,087	6,966	10,053	10,647	4	(2,623)	(2,619)	78	18,159

(1)	Retained earnings for the three months ended March 31, 2010 includes actuarial losses of $3 million, net of tax.
(2)	Retained earnings for the three months ended March 31, 2009 includes actuarial gains of $40 million, net of tax.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Condensed Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX.

Basis of preparation
The unaudited condensed consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2009, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2009. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2009, which are included in the Company’s 2009 annual report.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Pronouncements effective January 1, 2010

IAS 21, The Effects of Changes in Foreign Exchange Rates
Effective January 1, 2010 the Company adopted an amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates, as a consequential amendment of IAS 27 (2008), Consolidated and Separate Financial Statements. The amendment requires that accumulated foreign exchange differences are reclassified from equity to the income statement upon loss of control, significant influence or joint control of an entity. Additionally, the amendment provides guidance on the reclassification of accumulated foreign exchange differences to the income statement when a partial disposal of an interest in a foreign entity occurs. As a result of this new guidance, the Company no longer reclassifies accumulated foreign exchange differences from equity to the income statement upon settlement of intercompany loan balances when there is no change in the Company’s ownership interest in the subsidiary.

IFRS 3, Revision to IFRS 3, Business Combinations
Effective January 1, 2010, the Company adopted IFRS 3, Revision to IFRS 3, Business Combinations. Most significantly, the revised standard requires:

•	directly attributable transaction costs to be expensed rather than included in the acquisition purchase price;

•	the measurement of contingent consideration at fair value on the acquisition date, with subsequent changes in the fair value recorded through the income statement; and

•	that upon gaining control in a step acquisition, an entity re-measures its existing ownership interest to fair value through the income statement.

The revised standard did not have a material impact on the Company’s business combination-related activity for the three months ended March 31, 2010.

Certain other interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010 or later periods. There was no material impact to the Company’s net earnings or financial position as at and for the three months ended March 31, 2010 as a result of adopting these pronouncements. See note 3 of the Company’s consolidated financial statements for the year ended December 31, 2009 for additional information.

Note 3: Segment information

The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

The Company is organized in two divisions: Markets, which consists of financial and media businesses, and Professional, which is comprised of the Legal, Tax & Accounting, and Healthcare & Scientific segments.  The reportable segments are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Legal
The Legal segment provides critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. The Legal segment offers a broad range of products and services that utilize its electronic databases of legal, regulatory and business information.

Tax & Accounting
The Tax & Accounting segment provides technology and information solutions, as well as integrated tax compliance software and services, to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government.

Healthcare & Science
The Healthcare & Science segment provides information, tools, analytics and decision support solutions that help organizations improve healthcare efficiency and quality and speed scientific discovery.

Markets
The Markets segment serves financial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets segment delivers intelligent information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help its customers generate superior returns, improve risk management, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

	Three months ended		Three months ended
	March 31, 2010		March 31, 2009
Reportable segments	Revenues	Segment Operating Profit	Revenues	Segment Operating Profit
Legal	825	210	832	241
Tax & Accounting	262	35	245	41
Healthcare & Science	209	44	201	25
Professional	1,296	289	1,278	307

Markets	1,846	323	1,854	337
Segment totals	3,142	612	3,132	644
Corporate & Other (1)	-	(163)	-	(149)
Eliminations	(2)	-	(1)	-
Total	3,140	449	3,131	495

(1)
Corporate & Other operating profit includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration program expenses (including legacy transformational initiatives).

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. The costs of centralized support services such as technology, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses; and (iii) asset impairment charges. Management uses this measure because amortization of other intangible assets, other operating gains and losses and asset impairment charges are not considered to be controllable operating activities for purposes of assessing the current performance of the segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated income statement. Amounts below operating profit are not allocated to the segments.

	Three months ended March 31,
	2010	2009
Segment operating profit	449	495
Amortization of other intangible assets	(129)	(119)
Other operating gains, net	1	-
Operating profit	321	376

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs, excluding integration program expenses, are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended March 31,
	2010	2009
Salaries, commission and allowances	1,171	1,146
Share-based payments	26	27
Post-employment benefits	55	52
Total staff costs	1,252	1,225
Goods and services (1)	631	616
Data	244	256
Telecommunications	159	155
Real estate	117	114
Fair value adjustments (2)	9	1
Total operating expenses	2,412	2,367

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent the impact from embedded derivatives.

In 2008, the Company announced an integration program directed at integrating the acquired Reuters business with the Thomson Financial business and capturing cost synergies across the new organization, including shared services and corporate functions. The Company also incurred expenses for legacy transformational initiatives pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are reported within the Corporate & Other segment. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts.

The total expenses incurred for the integration program were $97 million and $88 million for the three months ended March 31, 2010 and 2009, respectively. The costs incurred primarily related to severance, consulting expenses and technology initiatives as well as branding expenses in the 2009 period. Severance costs were included within the “Salaries, commissions and allowances” component of “Operating expenses”. Consulting, branding and technology-related expenses were included within the “Goods and services” component of “Operating expenses”.

Note 6: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Three months ended March 31,
	2010	2009
Interest expense:
Debt	(109)	(105)
Derivative financial instruments - hedging activities	14	7
Other	(3)	(1)
Fair value gains (losses) on financial instruments:
Debt	9	(2)
Cash flow hedges, transfer from equity	57	(25)
Fair value hedges	(26)	(56)
Net foreign exchange (losses) gains on debt	(40)	83
	(98)	(99)

Interest income:
Short-term bank deposits	5	3
Net interest expense	(93)	(96)

	Three months ended March 31,
	2010	2009
Net losses due to changes in foreign currency exchange rates	(5)	(8)
Net gains (losses) on derivative instruments	4	(15)
Loss from redemption of debt securities	(62)	-
Other finance costs	(63)	(23)

Net losses due to changes in foreign currency exchange rates
Net losses were realized in both periods from changes in foreign currency exchange rates on certain intercompany funding arrangements. Foreign currency gains and losses on intercompany arrangements are recognized in earnings when such arrangements are not considered permanent in nature.

Net gains (losses) on derivative instruments
Net gains (losses) recognized on derivative instruments related to freestanding derivatives and ineffectiveness on certain hedging derivative instruments.

Loss from redemption of debt securities
This amount represents the loss incurred in connection with the early redemption of debt securities. The loss primarily represents premiums paid for early extinguishment and non-cash write-offs of transaction costs and discounts included in the carrying value of debt. See notes 9 and 18 for additional information.

Note 7: Taxation

Tax expense for the three months ended March 31, 2010 and 2009 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate.

Note 8: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. Other securities are comprised of unvested time-based restricted share units.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by (1) earnings attributable to non-controlling interests and (2) dividends declared on preference shares as presented below:

	Three months ended March 31,
	2010	2009
Net earnings	134	193
Less: Earnings attributable to non-controlling interests	(7)	(3)
Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	126	189
Less: Earnings from discontinued operations, net of tax	-	(4)
Earnings used in earnings per share from continuing operations	126	185

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

The weighted average number of shares outstanding, as well as a reconciliation of the weighted average number of  shares outstanding used in the basic earnings per share computation to the weighted average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,
	2010	2009
Weighted average number of shares outstanding	830,190,364	827,717,093
Vested DSUs and PRSUs	699,818	532,471
Basic	830,890,182	828,249,564
Effect of stock and other incentive plans	3,850,061	6,373,226
Diluted	834,740,243	834,622,790

Note 9: Financial instruments

Financial assets and liabilities
Financial assets and liabilities in the statement of financial position were as follows:

March 31, 2010	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	828	-	-	-	-	828
Trade and other receivables	1,716	-	-	-	-	1,716
Other financial assets – current	31	33	12	-	-	76
Other financial assets – non-current	167	-	245	21	-	433
Current indebtedness	-	-	-	-	(1,002)	(1,002)
Trade payables (see note 11)	-	-	-	-	(307)	(307)
Accruals (see note 11)	-	-	-	-	(1,366)	(1,366)
Other financial liabilities – current	-	(48)	(72)	-	(18)	(138)
Long term indebtedness	-	-	-	-	(6,690)	(6,690)
Other financial liabilities – non current	-	-	(29)	-	-	(29)
Total	2,742	(15)	156	21	(9,383)	(6,479)

December 31, 2009	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,111	-	-	-	-	1,111
Trade and other receivables	1,742	-	-	-	-	1,742
Other financial assets – current	44	12	20	-	-	76
Other financial assets – non-current	163	-	199	21	-	383
Current indebtedness	-	-	-	-	(782)	(782)
Trade payables (see note 11)	-	-	-	-	(422)	(422)
Accruals (see note 11)	-	-	-	-	(1,685)	(1,685)
Other financial liabilities – current	-	(26)	(41)	-	(25)	(92)
Long term indebtedness	-	-	-	-	(6,821)	(6,821)
Other financial liabilities – non current	-	-	(42)	-	-	(42)
Total	3,060	(14)	136	21	(9,735)	(6,532)

Debt-related activity
Three months ended March 31, 2010
In March 2010, the Company announced that it would repurchase its $700 million principal amount of outstanding 6.20% notes due January 2012. The repurchase was executed by a voluntary tender offer prior to a make-whole redemption. In March 2010, approximately $432 million principal amount of notes were tendered and repaid. The remaining notes were redeemed by the Company in April 2010. The repurchase of all the notes was funded by the net proceeds from the March 2010 issuance of $500 million principal amount of 5.85% notes due 2040 and from available cash resources.

The Company has issued approximately $1.6 billion principal amount of debt securities under its existing debt shelf prospectus, which expires in January 2011. Approximately $1.4 billion of additional debt securities may be issued under the prospectus.

Three months ended March 31, 2009
In March 2009, the Company issued C$750 million principal amount of 6.0% notes due in March 2016. Upon completion of this offering, the Company entered into two fixed-to-fixed cross-currency swap agreements which converted the notes to $610 million principal amount at an interest rate of 6.915%. These swaps were designated as cash flow hedges. The net proceeds from this issuance were used to repay the following notes upon their maturity:

•	C$250 million principal amount of 4.50% notes, in June 2009;

•	$200 million principal amount of 4.25% notes, in August 2009; and

•	C$300 million principal amount of 4.35% notes, in December 2009.

Foreign exchange risk management
The Company’s operations are diverse and global in nature and therefore expose it to foreign exchange risk related to cash flows in currencies other than the U.S. dollar, in particular to the British pound sterling and the Euro.

In the first quarter of 2010, the Company implemented a program to mitigate its foreign exchange exposure by entering into a series of foreign exchange contracts to purchase or sell certain currencies in the future at fixed amounts. These instruments have not been designated as hedges for accounting purposes. As such, a gain of $2 million reflecting the change in the fair value of these contracts was recorded within “Other finance costs” in the income statement for the three months ended March 31, 2010. The cumulative notional amounts of contracts outstanding at March 31, 2010 were $340 million to sell Euros, $206 million to buy British pounds sterling, and $81 million to sell Japanese yen. These arrangements settle at various dates over the next 12 months and had a net fair value of $4 million at March 31, 2010, which was included within “Other financial assets – current” and “Other financial liabilities-current” in the statement of financial position. The Company may enter into additional derivative financial instruments in the future in order to mitigate its foreign exchange risk. See note 20 of the Company’s 2009 annual financial statements for additional information.

Note 10: Other non-current assets

	March 31, 2010	December 31, 2009
Net defined benefit plan surpluses	58	64
Cash surrender value of life insurance policies	265	259
Investments in equity method investees	311	298
Other non-current assets	26	28
Total other non-current assets	660	649

Note 11: Payables, accruals and provisions

	March 31, 2010	December 31, 2009
Trade payables	307	422
Accruals	1,366	1,685
Provisions	233	277
Other current liabilities	307	267
Total payables, accruals and provisions	2,213	2,651

Note 12: Provisions and other non-current liabilities

	March 31, 2010	December 31, 2009
Net defined benefit plan obligations	836	833
Deferred compensation and employee incentives	197	192
Provisions	143	144
Unfavorable contract liability	258	290
Uncertain tax positions	345	332
Other non-current liabilities	85	87
Total provisions and other non-current liabilities	1,864	1,878

Note 13: Capital

In September 2009, Thomson Reuters completed the unification of its dual listed company (“DLC”) structure that it previously operated under from April 2008 with shareholders in two listed entities, the Company and Thomson Reuters PLC. As a result of the unification, the Company is now the sole parent company. Unification had no impact on the number of shares outstanding, as Thomson Reuters PLC ordinary shares and Thomson Reuters PLC American Depositary Shares were exchanged for an equivalent number of common shares of the Company. Additionally, unification had no impact on total capital as the carrying values of the then outstanding Thomson Reuters PLC stated share capital and contributed surplus were transferred into the stated share capital of the Company.

In March 2010, the Company completed an intercompany reorganization that included the amalgamation of the Company and Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC), which had become a wholly owned subsidiary of the Company upon unification. This placed creditors of the Company in the same position that they would have been in had Thomson Reuters previously operated under a single parent company structure. These changes in corporate structure had no impact on the Company’s global businesses, operations, strategy, financial position and employees.

Dividends
Dividends are declared in U.S. dollars. Details of dividends declared per share are as follows:

(U.S. per share amounts)	Three months ended March 31,
Dividends declared per share	2010	2009
Thomson Reuters Corporation common shares	$0.29	$0.28
Thomson Reuters PLC ordinary shares (1)	-	$0.28

(1)	On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of common shares of the Company in connection with the unification of the DLC structure.

In the statement of cash flow, dividends paid on shares are shown net of amounts reinvested through the Company’s dividend reinvestment plan. Dividend reinvestments were $10 million and $4 million for the three months ended March 31, 2010 and 2009, respectively.

Note 14: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended March 31,
	2010	2009
Non-cash employee benefit charges	58	46
Other	22	13
	80	59

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,
	2010	2009
Trade and other receivables	(19)	-
Prepaid expenses and other current assets	(73)	74
Other financial assets	13	(9)
Payables, accruals and provisions	(409)	(528)
Deferred revenue	132	86
Other financial liabilities	(7)	9
Income taxes	(9)	26
Other	(59)	(52)
	(431)	(394)

Note 15: Acquisitions

Acquisitions primarily relate to the purchase of information, products or services that are integrated into existing operations to broaden the range of offerings to customers. The number of acquisitions completed during the three months ended March 31, 2010 and 2009 and the related cash consideration were as follows:

	Three months ended March 31,
	2010		2009
	Number of transactions	Cash consideration	Number of transactions	Cash consideration
Businesses and identifiable intangible assets acquired	3	49	7	19
Investments in businesses	1	14	-	1
	4	63	7	20

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. The details of net assets acquired were as follows:

	Three months ended March 31,
	2010	2009
Trade and other receivables	4	1
Prepaid expenses and other current assets	1	-
Current assets	5	1
Computer software, net	9	1
Other identifiable intangible assets	28	15
Other non-current assets	-	1
Total assets	42	18
Payables, accruals and provisions	(3)	(2)
Deferred revenue	(2)	(1)
Current liabilities	(5)	(3)
Provisions and other non-current liabilities	(3)	-
Total liabilities	(8)	(3)
Net assets acquired	34	15
Goodwill	15	4
Total	49	19

The excess of the purchase price over the net tangible and identifiable intangible assets and assumed liabilities was recorded as goodwill and reflects the synergies and the value of the acquired workforce. The majority of acquired goodwill is expected to be deductible for tax purposes.

As acquired businesses are integrated into the Company’s operations, it is impractical to separately disclose revenue and operating profit contributed by these businesses after acquisition.

Note 16: Contingencies

Lawsuits and legal claims
In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (“RIC symbols”), which is at a preliminary stage. RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). The Company has responded to the Commission’s questionnaires and is fully cooperating with the investigation. The Company does not believe that it has engaged in any anti-competitive activity related to RICs.

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified the Company that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge.

Note 17: Related party transactions

As of March 31, 2010, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge
From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $360,000 for the year ended December 31, 2009.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. These premiums were approximately $73,000 for the year ended December 31, 2009, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with affiliates and joint ventures
The Company enters into transactions with its investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services. For the three months ended March 31, 2010, these services were valued at approximately $2 million.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $255,000 for the three months ended March 31, 2010.

The Company’s Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to Tradeweb New Markets, in which it has a 20% ownership stake. The Company recognized revenues of $5 million related to these services for the three months ended March 31, 2010.

The Company has a lease agreement with 3XSQ Associates for a facility located at 3 Times Square in New York, New York, which serves as its corporate headquarters and as a Markets division operating location. 3XSQ Associates, which is an entity owned by Thomson Reuters and Rudin Times Square Associates LLC, was formed to build and operate the 3 Times Square property. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs related to 3XSQ Associates for the three months ended March 31, 2010 were approximately $10 million for rent, taxes and other expenses.

Other transactions
In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. The acquisition helps expand FindLaw’s product offerings. Mr. Opperman’s son is the CEO of the acquired business and has agreed to stay on with the business until later this year. The Company’s board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. (“Hewitt”) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2009, the Company paid Hewitt $8 million for its services. Steven A. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Hewitt by the Human Resources Committee and the board of directors.

See note 32 in the Company’s consolidated financial statements for the year ended December 31, 2009 for additional information.

Note 18: Subsequent events

Repurchase of debt securities
In April 2010, the Company completed the redemption of its $700 million principal amount of outstanding 6.20% notes due January 2012. See note 9 for additional information.

Normal course issuer bid (“NCIB”) renewal
In May 2010, the Company announced that it had received approval from the TSX to renew its NCIB share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 13, 2010 and May 12, 2011. Although the Company has not repurchased any shares since 2008, it may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy.